Exhibit 7.2

FIRST AMENDMENT TO ACQUISITION AGREEMENT

This First Amendment to Acquisition Agreement is entered into as of June 30, 2023 between Fractional Ownership Holdings, LLC. (“F.O.H.”or “Parent”), F.O.H. Acquisition Inc., a Delaware corporation (“Merger Sub”), and Collectable Technologies, Inc. (“CTI” or the “Company”) and, only to the extent and for the purposes explicitly provided for in the Agreement, Phil Neuman, an individual (“Neuman”).

The parties entered into an Acquisition Agreement on June 16, 2023 (the “Agreement”) between the parties for the acquisition by F.O.H. of CTI through a statutory merger.

The Agreement is hereby amended as follows:

3.	CTI is seeking shareholder approval of the transaction.

4.	Promptly upon obtaining shareholder approval, the parties will take the following actions on the soonest practicable date as mutually agreed (the “Pre-Closing”):

a.	Buyer and the Company will transfer their respective portions of the Acquisition Price to Key Bank and execute any required documents;

b.	Key Bank will be instructed to distribute the proceeds as merger consideration to the Company’s shareholders;

c.	the parties will enter into the lease escrow agreement for the payment of the remaining rent;

d.	the parties will complete and submit to FINRA a “Continuing Management Application” for the transfer of CTI’s subsidiary, Collectable Securities LLC, to FOH;

e.	the CTI board will appoint Phil Neuman as a director, and all current directors and officers of CTI will resign;

f.	CTI will convert the existing director and officer liability insurance policy into a six-year run-off beginning as of the Pre-Closing, and Buyer will obtain a new vehicle policy for the new board.

g.	The parties will take such other actions as the Company may deem necessary or appropriate to transfer day-to-day operating matters and risk of loss to Buyer.

5.	The closing is delayed until the date that is thirty (30) days after the date on which the CMA is submitted to FINRA (the “Application Period”).

6.	Merger Certificate. CTI shall file the Certificate of Merger with the Delaware Secretary on the same date on which the CMA Application is filed. The Certificate of Merger shall state that the merger will become effective 31 days after the filing date (the “Effective Time”).

7.	If the transfer of the broker-dealer has been prevented from occurring by FINRA as of the day before the end of the Application Period, then Buyer shall dissolve the broker-dealer entity and take any steps necessary to withdraw the CMA and any existing registration. In such event, Buyer will be entitled to retain and convert to its own use the sum of $100,000 currently on deposit on the broker-dealer’s behalf.

8.	Notwithstanding anything in the Acquisition Agreement that could be construed to the contrary, the parties agree and understand that ALL REPRESENTATIONS AND WARRANTIES OF CTI SHALL EXPIRE AT THE PRE-CLOSING. THE TRANSACTION IS AS-IS AND SUBJECT TO F.O.H.’S DUE DILIGENCE, AND WITHOUT POST-CLOSING RECOURSE OF ANY KIND AGAINST CTI OR ANY OF ITS OFFICERS OR DIRECTORS EXCEPT THE SURVIVING CORPORATION, ITS PRINCIPALS, AGENTS, OR ASSIGNS MAY ASSERT A CLAIM OF FRAUDULENT INDUCEMENT AGAINST ANY CTI’S POST-CLOSING BOARD MEMBERS OR OFFICERS UNDER APPLICABLE LAW. FOH and Neuman jointly and severally represent and warrant that they understand that the finality of this Agreement and the transactions contemplated hereby are of paramount importance to CTI, that CTI intends to distribute funds and dissolve as soon after the Closing as practicable, and that CTI would not enter into this Agreement without the provisions of this Section VII.L.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by a duly authorized representative as of the date first written above.

COLLECTABLE TECHNOLOGIES, INC.

By:	/s/ Jarod Winters
Jarod Winters, President
jwinters@collectable.com

F.O.H., LLC

/s/ Phil Neuman
By:	Phil Neuman, Manager

MERGER SUB

/s/ Phil Neuman
By:	Phil Neuman, President

/s/ Phil Neuman
Phil Neuman, individually

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